SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)

Under the Securities Exchange Act of 1934

Diversified Healthcare Trust
(Name of Issuer)

Common Shares of Beneficial Interest, par value $0.01 per share
(Title of Class of Securities)

25525P107
(CUSIP Number)

D. E. Shaw & Co., L.P. Attn: Legal & Compliance Department
1166 Avenue of the Americas, 9th Floor
New York, New York 10036
(212) 478-0000 Copies to: Eleazer Klein, Esq. Adriana Schwartz, Esq. 919 Third Avenue New York, New York 10022 (212) 756-2000
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

June 1, 2023
(Date of Event which Requires Filing of this Schedule)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [ ]

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7 for other parties to whom copies are to be sent.

-----------------------------

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 25525P107	SCHEDULE 13D	Page 2 of 12

1	NAME OF REPORTING PERSON D. E. SHAW GALVANIC PORTFOLIOS, L.L.C.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 14,603,818
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 14,603,818
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 14,603,818
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) (see Item 5) 6.1%
14	TYPE OF REPORTING PERSON OO

CUSIP No. 25525P107	SCHEDULE 13D	Page 3 of 12

1	NAME OF REPORTING PERSON D. E. SHAW MANAGER II, L.L.C.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 14,603,818
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 14,603,818
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 14,603,818
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) (see Item 5) 6.1%
14	TYPE OF REPORTING PERSON OO

CUSIP No. 25525P107	SCHEDULE 13D	Page 4 of 12

1	NAME OF REPORTING PERSON D. E. SHAW ADVISER II, L.L.C.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 14,603,818
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 14,603,818
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 14,603,818
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) (see Item 5) 6.1%
14	TYPE OF REPORTING PERSON IA

CUSIP No. 25525P107	SCHEDULE 13D	Page 5 of 12

1	NAME OF REPORTING PERSON D. E. SHAW & CO., L.L.C.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 14,603,818
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 14,603,818
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 14,603,818
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) (see Item 5) 6.1%
14	TYPE OF REPORTING PERSON OO

CUSIP No. 25525P107	SCHEDULE 13D	Page 6 of 12

1	NAME OF REPORTING PERSON D. E. SHAW & CO., L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 14,603,818
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 14,603,818
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 14,603,818
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) (see Item 5) 6.1%
14	TYPE OF REPORTING PERSON IA, PN

CUSIP No. 25525P107	SCHEDULE 13D	Page 7 of 12

1	NAME OF REPORTING PERSON DAVID E. SHAW
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 14,603,818
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 14,603,818
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 14,603,818
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) (see Item 5) 6.1%
14	TYPE OF REPORTING PERSON IN

CUSIP No. 25525P107	SCHEDULE 13D	Page 8 of 12

Item 1.	SECURITY AND ISSUER.

This statement on Schedule 13D relates to the Common Shares of Beneficial Interest, par value $0.01 per share (the “Shares”), of Diversified Healthcare Trust, a Maryland real estate investment trust (the “Issuer”). The principal executive offices of the Issuer are located at Two Newton Place, 255 Washington Street, Suite 300, Newton, Massachusetts 02458-1634.

Item 2.	IDENTITY AND BACKGROUND.

(a), (f) This statement is filed on behalf of D. E. Shaw Galvanic Portfolios, L.L.C., a Delaware limited liability company (“Galvanic Portfolios”), D. E. Shaw Manager II, L.L.C., a Delaware limited liability company (“Manager II”), D. E. Shaw Adviser II, L.L.C., a Delaware limited liability company (“Adviser II”), D. E. Shaw & Co., L.L.C., a Delaware limited liability company (“DESCO LLC”), D. E. Shaw & Co., L.P., a Delaware limited partnership (“DESCO LP”), and David E. Shaw, a citizen of the United States of America (“David E. Shaw,” and together with Galvanic Portfolios, Manager II, Adviser II, DESCO LLC, and DESCO LP, collectively, the “Reporting Persons”). The Reporting Persons are filing jointly, and the agreement among the Reporting Persons to file jointly is attached hereto as Exhibit 1 and incorporated herein by reference.

(b) The business address and principal office, as applicable, of all Reporting Persons is 1166 Avenue of the Americas, 9th Floor, New York, NY 10036.

(c) The principal business of Galvanic Portfolios is that of a limited liability company focusing primarily on credit and credit-linked securities related investment strategies. Galvanic Portfolios does not have any executive officers or directors. The principal business of Manager II is to act as a manager to certain funds, including, without limitation, Galvanic Portfolios. The principal business of Adviser II is to act as an adviser to certain funds, including, without limitation, Galvanic Portfolios. The principal business of DESCO LLC is to act as a manager to certain funds. DESCO LLC is also the managing member of certain entities, including, without limitation, Manager II. The principal business of DESCO LP is to act as an investment adviser to certain funds. DESCO LP is also the managing member of certain entities including, without limitation, Adviser II. D. E. Shaw & Co. II, Inc., a Delaware corporation (“DESCO II Inc.”), is the managing member of DESCO LLC. D. E. Shaw & Co., Inc., a Delaware corporation (“DESCO Inc.”), is the general partner of DESCO LP. David E. Shaw is the President and sole shareholder of each of DESCO II Inc. and DESCO Inc.

(d), (e) During the last five years, neither any Reporting Person nor, to the best knowledge of any Reporting Person, any person named in this Item 2, has been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violations with respect to such laws.

Item 3.	SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

In acquiring 14,603,818 Shares, Galvanic Portfolios expended approximately $14,655,854 (excluding commissions) of its working capital.

CUSIP No. 25525P107	SCHEDULE 13D	Page 9 of 12

Item 4.	PURPOSE OF TRANSACTION.

Galvanic Portfolios acquired the Shares to which this Schedule 13D relates for investment purposes in the ordinary course of business because it believed that the Shares reported herein, when purchased, represented an attractive investment opportunity.

On May 12, 2023, certain of the Reporting Persons delivered a private letter to the Board of Trustees of the Issuer (the “Board”) expressing opposition to the Issuer’s proposed merger (the “Proposed Merger”) with Office Properties Income Trust, their intention to vote against the Proposed Merger, and their request that the Board pursue superior alternative actions. Certain of the Reporting Persons spoke with representatives of the Board on May 24, 2023, and June 7, 2023, and communicated their willingness to work constructively with the Issuer to pursue financing options.

The Reporting Persons do not have an intention to engage in any (i) control transaction with or in connection with the Issuer or (ii) contested solicitation for the election of directors of the Issuer. Except as set forth herein, the Reporting Persons have no present plan or proposal which would relate to or result in any of the matters set forth in subparagraphs (a) - (j) of Item 4 of Schedule 13D.

The Reporting Persons and/or certain of their affiliates will review their investments in the Issuer on a continuing basis. The Reporting Persons may communicate with the Issuer’s management and Board about a broad range of operational and strategic matters. The Reporting Persons may exchange information with any such persons pursuant to appropriate confidentiality or similar agreements which may include customary standstill provisions. Subject to applicable law and regulation and depending upon certain factors, including, without limitation, the financial performance of the Issuer, the availability and price of the Shares or other securities related to the Issuer, the outcome of any discussions referenced above, overall market conditions, other available investment opportunities and other general market and investment conditions, the Reporting Persons and/or certain of their affiliates may determine to take such actions with respect to their investment in the Issuer as they deem appropriate and may, from time to time determine to: (i) to increase or decrease their position in the Issuer through, among other things, the purchase or sale of Shares and/or other equity, debt, derivative securities or other instruments that are convertible into Shares, or are based upon or relate to the value of the Shares or the Issuer (collectively, “Securities”) on the open market or in private transactions, including through a trading plan created under Rule 10b5-1(c) or otherwise, on such terms and at such times as the Reporting Persons may deem advisable and/or (ii) to enter into transactions that increase or hedge its economic exposure to the Shares or other Securities without affecting the Reporting Persons’ beneficial ownership of the Shares or other Securities. Such transactions may take place at any time and without prior notice. There can be no assurance, however, that any Reporting Person or any of their affiliates will take any such actions.

Item 5.	INTEREST IN SECURITIES OF THE ISSUER.

(a), (b) Based upon the Issuer’s Form 10-Q, filed with the SEC on May 8, 2023, there were 239,682,467 Shares issued and outstanding as of May 3, 2023. The 14,603,818 Shares beneficially owned by Galvanic Portfolios (the “Subject Shares”) represent approximately 6.1% of the Shares issued and outstanding.

Manager II, as the manager of Galvanic Portfolios, may be deemed to have the shared power to vote or direct the vote of (and the shared power to dispose or direct the disposition of) the Subject Shares. Adviser II, as the investment adviser of Galvanic Portfolios, may be deemed to have the shared power to vote or direct the vote of (and the shared power to dispose or direct the disposition of) the Subject Shares. DESCO LLC, as the managing member of Manager II, may be deemed to have the shared power to vote or direct the vote of (and the shared power to dispose or direct the disposition of) the Subject Shares. DESCO LP, as the managing member of Adviser II, may be deemed to have the shared power to vote or direct the vote of (and the shared power to dispose or direct the disposition of) the Subject Shares. On June 12, 2023, the Reporting Persons beneficially owned 6.1% of the Shares issued and outstanding. None of Manager II, Adviser II, DESCO LLC, or DESCO LP owns any of the Subject Shares directly, and each of Manager II, Adviser II, DESCO LLC, and DESCO LP disclaims beneficial ownership of the Subject Shares.

CUSIP No. 25525P107	SCHEDULE 13D	Page 10 of 12

David E. Shaw does not own any shares directly. By virtue of David E. Shaw’s position as President and sole shareholder of DESCO Inc., which is the general partner of DESCO LP, which in turn is the managing member of Adviser II, which in turn is the investment adviser of Galvanic Portfolios, and by virtue of David E. Shaw’s position as President and sole shareholder of DESCO II Inc., which is the managing member of DESCO LLC, which in turn is the managing member of Manager II, which in turn is the manager of Galvanic Portfolios, David E. Shaw may be deemed to have the shared power to vote or direct the vote of, and the shared power to dispose or direct the disposition of, the Subject Shares as described above. Therefore, David E. Shaw may be deemed to be the beneficial owner of the Subject Shares. David E. Shaw disclaims beneficial ownership of the Subject Shares.

As of June 12, 2023, neither any Reporting Person nor, to the best knowledge of any Reporting Person, any of the persons set forth in Item 2, owned any Shares other than those set forth in Item 5.

(c) The trading dates, number of Shares purchased or sold, and the price per share for all transactions by the Reporting Persons in the Shares from April 13, 2023 through June 12, 2023, which were all brokered transactions, are set forth below:

Name	Date	Price per Share[1]	Number of Shares Purchased/(Sold)
Galvanic Portfolios	06/01/2023	$1.4829[2]	1,500,000
Galvanic Portfolios	06/02/2023	$1.6868[3]	664,652
Galvanic Portfolios	06/05/2023	$1.7608[4]	387,489
Galvanic Portfolios	06/06/2023	$1.8073[5]	94,203

[1]	Where weighted average price is used for the reported transactions, the Reporting Persons undertake to provide upon request by the SEC, full information regarding the number of shares purchased or sold at each separate price.
[2]	A weighted average price based on prices ranging from $1.4150 to $1.5000.
[3]	A weighted average price based on prices ranging from $1.6000 to $1.7200.
[4]	A weighted average price based on prices ranging from $1.7300 to $1.7950.
[5]	A weighted average price based on prices ranging from $1.7000 to $1.8800.

(d) No person other than the Reporting Persons or any of the persons set forth in Item 2 has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Subject Shares.

(e) Not applicable.

CUSIP No. 25525P107	SCHEDULE 13D	Page 11 of 12

Item 6.	CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

Galvanic Portfolios holds an aggregate principal amount of $19,130,000 of the Issuer’s 4.75% Senior Notes due 2024 and $16,996,000 of the Issuer’s 9.75% Senior Notes due 2025 (collectively, the “Bonds”). These Bonds do not give the Reporting Persons direct or indirect voting, investment, or dispositive control over any securities of the Issuer. Accordingly, the Reporting Persons disclaim any beneficial ownership in any securities that may be referenced in such Bonds.

Except for the matters described herein, neither the Reporting Persons nor, to the best knowledge of any Reporting Person, any of the persons listed in Item 2 has any contract, arrangement, understanding or relationship with any person with respect to any securities of the Issuer.

Item 7.	MATERIAL TO BE FILED AS EXHIBITS.

Exhibit 1:	Joint Filing Agreement, by and among the Reporting Persons, dated June 12, 2023.
Exhibit 2:	Power of Attorney, granted by David E. Shaw relating to D. E. Shaw & Co., Inc., in favor of the signatories hereto, among others, dated March 1, 2017.
Exhibit 3:	Power of Attorney, granted by David E. Shaw relating to D. E. Shaw & Co. II, Inc., in favor of the signatories hereto, among others, dated March 1, 2017.

CUSIP No. 25525P107	SCHEDULE 13D	Page 12 of 12

SIGNATURES

After reasonable inquiry and to the best of each of the undersigned’s knowledge and belief, each of the undersigned, severally and not jointly, certifies that the information set forth in this statement is true, complete and correct. Powers of Attorney, dated March 1, 2017, granted by David E. Shaw in favor of Nathan Thomas, are attached hereto as Exhibits 2 and 3 and incorporated herein by reference.

Dated: June 12, 2023

D. E. Shaw Galvanic Portfolios, L.L.C.

By:	/s/ Nathan Thomas
Nathan Thomas
Authorized Signatory

D. E. Shaw Manager II, L.L.C.

By:	/s/ Nathan Thomas
Nathan Thomas
Authorized Signatory

D. E. Shaw Adviser II, L.L.C.

By:	/s/ Nathan Thomas
Nathan Thomas
Chief Compliance Officer

D. E. Shaw & Co., L.L.C.

By:	/s/ Nathan Thomas
Nathan Thomas
Authorized Signatory

D. E. Shaw & Co., L.P.

By:	/s/ Nathan Thomas
Nathan Thomas
Chief Compliance Officer

David E. Shaw

By:	/s/ Nathan Thomas
Nathan Thomas
Attorney-in-Fact for David E. Shaw